FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  05 July 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Director Shareholding dated 05 July 2004


                           Baltimore Technologies plc

London, UK - 5 July 2004: On 19 April 2004 Bijan Khezri, director of Baltimore Technologies PLC ("the Company"), exercised his Tranche 1 share options in respect of the Baltimore Share Award Plan ("the Plan"). Mr Khezri exercised the entirety of his Tranche 1 entitlement being 31,640 ordinary shares of GBP0.01 each on the terms of the Plan.

On 20 April 2004 Denis Kelly, director of the Company, exercised his Tranche 1 share options in respect of the Plan. Mr Kelly exercised the entirety of his Tranche 1 entitlement being 25,312 ordinary shares of GBP0.01 each on the terms of the Plan.

On 1 July 2004 Bijan Khezri excercised his entire Tranche 2 share option entitlement under the Plan in respect of 31,640 ordinary shares of GBP0.01 each.

                                    - ENDS -
Smithfield
Andrew Hey                    020 7360 4900
Will Swan



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Alfredo Goyanes
                Title:      Company Secretary




Date: 05 July 2004